Veracity Funds

June 28, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Veracity Funds (the “Trust”)
File Nos. 333-111717; 811-21483

Ladies and Gentlemen:

Mr. Richard Pforte of the Commission’s staff recently contacted us by telephone to provide comments on Post-Effective Amendment No. 7 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on April 30, 2010.  The following are the comments provided by the Staff and the Trust’s response to each:

PROSPECTUS

1.	Comment: On the cover page, delete the name and address of the investment adviser to the Veracity Small Cap Value Fund (the “Fund”).

Response: The investment adviser’s name and address has been deleted.

2.	Comment: Confirm that the Fund’s Expense Recapture Agreement has been filed with the Commission through the EDGAR system.

Response: The Expense Recapture Agreement was filed via Edgar on June 17, 2005 as an exhibit to Post-Effective Amendment No. 2 (SEC Accession No. 00011118350-05-000208).

3.
Comment:  In the first sentence of the first paragraph of the “Performance Summary” section in the Risk/Return Summary, add the phrase “for the one year, five years and since inception periods” following “average annual total returns”.  Also delete the third sentence of that paragraph

Response: The requested changes have been made.

4.	Comment: Remove the italicized sentence below the performance bar chart at the bottom of page 6.

Response: The sentence has been deleted, as requested.

5.
Comment:  In the paragraph immediately following the heading “Average Annual Total Returns for Periods Ended December 31, 2009,” remove the phrase “due to different expenses and inception dates” in the second sentence.  In addition, delete from the performance table the footnote and asterisks that disclose the inception dates of the two classes.  You may disclose each class’s inception date by means of a parenthetical.

Response: The requested changes have been made. We have included the inception date information by means of a parenthetical.

6.	Comment: In the “Management of the Fund” section in the Risk/Return Summary, add the phrase “primarily responsible for the management of the Fund” to the discussion of the Portfolio Managers.

Response: The disclosure has been revised as follows:

“The lead managers, who are primarily responsible for the day-to-day management of the Fund’s portfolio, are:”

7.	Comment: Delete the last sentence of the “Tax Information” section of the Risk/Return Summary.

Response: The sentence has been deleted, as requested.

8.	Comment: In How to Buy and Sell Shares, move the subsection titled “Distribution Fees” so that it immediately follows the subsection titled “The Different Classes of Shares”.

Response: The relevant disclosure has been moved, as requested.

STATEMENT OF ADDITIONAL INFORMATION

9.
Comment:  In the discussion of “Repurchase Agreements,” add disclosure that indicates that repurchase agreements are a type of loan.  Also, please state the maximum amount the Fund will invest in repurchases agreements.

Response: The revisions are noted by use of italicized text.

“REPURCHASE AGREEMENTS.   The Fund may invest a portion of its assets in repurchase agreements (“Repos”) with broker-dealers, banks, and other financial institutions, provided that the Fund's custodian at all times has possession of the securities serving as collateral for the Repos or has proper evidence of book-entry receipt of said securities.  A Repo is a type of loan where the Fund purchases securities subject to the seller's simultaneous agreement to repurchase those securities from the Fund at a specified price and time (as short as one day and as long as several weeks). The repurchase price reflects an agreed-upon interest rate during the time of investment.  All Repos entered into by the Fund must be collateralized by U.S. Government securities, the market values of which equal or exceed 102% of the principal amount of the money invested by the Fund.  If an institution with whom the Fund has entered into a Repo enters insolvency proceedings, the resulting delay, if any, in the Fund's ability to liquidate the securities serving as collateral could cause the Fund some loss if the securities declined in value prior to liquidation.  To minimize the risk of such loss, the Fund will enter into Repos only with institutions and dealers considered creditworthy.

A Repo exposes the Fund to the risk that the party that sells the securities will default on its obligation to repurchase those securities.  If that happens, the Fund can lose money because it may not be able to sell the securities at the agreed-upon time and price or because the securities may lose value before they can be sold.  The Fund intends to limit its investment in Repos to no more than 15% of its nets assets.  However, if the Advisor adopts a temporary defensive investment position for the Fund it is possible that the Fund will invest 100% of its net assets in Repos.”

10.	Comment: Confirm that the Fund does not invest in reverse repurchase agreements and does not participate in securities lending programs.

Response:  The Fund does not invest in reverse repurchase agreements and does not participate in securities lending programs.  If the Fund ever chooses to participate in a securities lending program, disclosure will be added accordingly.

GENERAL

11.	Comment: Include a "Tandy" representation with respect to the Commission staff’s comments on the Trust's filing.

Response: The Trust has authorized me to acknowledge to you that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

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